SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of June, 2006.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

Table of Documents Filed

Page
1.	Comment Regarding the Indictment of Yoshiaki Murakami made public on Friday, June 23, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: June 26, 2006	By	/s/ Yukio Yanase

Yukio Yanase
Director
Deputy President
ORIX Corporation

June 23, 2006

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Raymond Spencer

Tel: +81-3-5419-5102

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/index_e.htm

Comment Regarding the Indictment of Yoshiaki Murakami

TOKYO, Japan –June 23, 2006– Today, Yoshiaki Murakami and MAC Asset Management were indicted on the charge of violating the Securities and Exchange Law. The investment by ORIX in the “Murakami Fund” and the asset management company was conducted on the premise of strict adherence to the law. In addition, ORIX did not participate in the selection of investments involving the “Murakami Fund” and the associated asset management company. Therefore, ORIX is not at all involved in this indictment case. If the facts of this indictment are verified as such, the actions of Mr. Murakami have caused a loss of confidence in the markets, which is most regrettable.

While we believe the facts of this case will become clear in the upcoming court proceedings, ORIX has already completed its disinvestment from the asset management company managing the aforementioned fund. In addition, regarding our investment in the “Murakami Fund” we will respond appropriately, upon considering the intentions of other investors in the fund, by strictly adhering to the law.

ORIX believes that this matter may only have a slight impact on our consolidated financial results as the “Murakami Fund” is just one of the several tens of funds that we consign the management of.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 23 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those described under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau.

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